INPIXON USA

6345 Balboa Blvd., Suite 140

Encino, CA 91316

June 15, 2018

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jan Woo, Branch Chief

Re:	Inpixon USA.
Registration Statement on Form 10-12G (File No. 000-55924)
Application for Withdrawal

Ladies and Gentlemen:

Inpixon USA (the “Company”) hereby applies for withdrawal of the Registration Statement referenced above, as permitted by Rule 477 of Regulation C under the Securities Act of 1933. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2018, was amended on June 5, 2018 and has not yet been declared effective by the Commission. No securities have been sold or issued in connection with the offering.

The Company is applying for withdrawal of the Registration Statement due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become automatically effective 60 days after the initial filing date. As the Commission staff (the “Staff”) has not completed its review of the Registration Statement, the Company desires to prevent the Registration Statement from becoming effective prior to completion of the Staff’s review.

Sincerely,

/s/ Nadir Ali
Nadir Ali
Chief Executive Officer

cc:	Edwin Kim, Staff Attorney Securities and Exchange Commission